

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2013

<u>Via E-mail</u>
Eric J. Foss
Chief Executive Officer
ARAMARK Holdings Corporation
ARAMARK Tower
1101 Market Street
Philadelphia, PA 19107

      Re: **ARAMARK Holdings Corporation**
              Amendment No. 4 to Registration Statement on Form S-1
              Filed December 2, 2013
              File No. 333-191057

Dear Mr. Foss:

     We have reviewed your responses to the comments in our letter dated November 25, 2013 and have the following additional comment.

<u>Exhibit 5.1</u>

1. Please have counsel remove assumption (1)(A) in the third paragraph on page 2 of Exhibit 5.1, as it is inappropriate for counsel to assume that the Board has taken all necessary corporate action to authorize and approve the issuance of the shares. For guidance, refer to Section II.B.3(a) of Staff Legal Bulletin No. 19 at http://www.sec.gov/interps/legal/cfslb19.htm.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

<u>Via E-mail</u>
Joseph H. Kaufman, Esq.
Simpson Thacher & Bartlett LLP